Exhibit 99.8

Total expands its position in the USA, entering the Utica Shale formation in Ohio

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, January 3, 2012 – Total announces that its subsidiary, Total E&P USA, Inc.(“Total”), has signed and completed on December 30, 2011 an agreement to enter into a Joint Venture with Chesapeake Exploration, L.L.C.,a subsidiary of Chesapeake Energy Corporation (NYSE:CHK), (“Chesapeake”) and affiliates of its partner EnerVest Ltd. In the agreement, Total acquires a 25% share in Chesapeake’s and EnerVest’s liquids-rich area of the Utica shale play located across 10 counties on the eastern side of the state of Ohio, USA.

Yves-Louis Darricarrère, President, Total Exploration & Production, stated “Total is delighted to be building on our technical successes with Chesapeake in the Barnett Shale Joint Venture and to expand into the liquids-rich Utica Shale play in Ohio. This is consistent with our strategy to develop positions in unconventional plays with large potential and, in this case, with value predominantly linked to oil price. This joint venture will provide us with a material position in a valuable long-term resource base under attractive terms and with a top-class operator. Total is conscious of the environmental aspects linked to developing shale acreage and is confident in Chesapeake’s capacity to manage the Utica shale operations in a responsible manner, respecting the highest industry standards. “

The transaction is effective as of November 1, 2011. Total has paid Chesapeake and EnerVest about USD 700 million in cash for acquiring these assets. Total will also be committed to pay additional amounts up to USD 1.63 billion over a maximum period of 7 years in the form of a 60% carry of Chesapeake and EnerVest’s future capital expenditures on drilling and completion of wells within the Joint Venture.

The Joint Venture covers approximately 619,000 net acres, of which 542,000 net acres are brought by Chesapeake and 77,000 net acres are brought by EnerVest. Total will acquire its 25% share from each of Chesapeake and EnerVest on identical terms, giving a total of 155,000 net acres. Chesapeake will operate the Joint Venture acreage.

As a result of the transaction, Total will also acquire a 25% share in any new acreage which will be acquired by Chesapeake in the liquids-rich area of the Utica shale play.

To date 13 wells have been drilled across the acreage with very promising results seen from each well in terms of productivity and liquid content. The Joint Venture plans to ramp up the drilling activities in the coming 3 years with 25 rigs planned to be mobilized by 2014 to fully appraise and develop the acreage. SEC production in Total’s share is expected to reach 100,000 barrels of oil equivalent per day by the end of the decade.

Additionally, Total, Chesapeake and EnerVest have agreed to jointly develop the construction of the necessary midstream facilities to export the production from this acreage.

* * * * *

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com